FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ELECTS THREE NEW DIRECTORS

Calgary, Alberta – May 24, 2006 — Enterra Energy Trust (“Enterra”) (NYSE: ENT and TSX: ENT.UN) today announced that at its Annual General and Special Meeting of Unitholders on May 18th, three new directors were elected: Peter Carpenter, W. Cobb (Chip) Hazelrig and Roger Giovanetto.  Former directors William E. Sliney and H.S. (Scobey) Hartley did not stand for reelection.

As of May 18, 2006, Enterra’s Board of Directors has been enlarged to six members. With the exception of Keith Conrad, each of these members is independent.

Peter Carpenter has been a Senior Partner (Oil and Gas) and Director of financial advisory firm Claridge House Partners, Inc., since 1996.  His duties include sourcing equity financing and providing advisory services for the energy clients of the firm, including American Electric Power, Pengrowth Energy Trust, the Hunt family, the Lundin Group and numerous junior oil companies.  Mr. Carpenter is a Professional Engineer (Alberta) with a CFA designation and holds a B.Sc. in Chemical Engineering from the University of Alberta and an MBA from The University of Western Ontario.

W. Cobb (Chip) Hazelrig holds a Bachelor of Science degree in business from the University of Montavello. Upon graduation, Mr. Hazelrig entered the commercial real estate financing and development business and later became involved in the financing and development of oil and gas projects. Mr. Hazelrig was a founding principal in Altex Resources Inc., as well as a principal in San Antonio Gas and Oil Co. He is an investor and financer of various other public and private business entities.

Roger Giovanetto has been President of R&H Engineering, Ltd., a metallurgical, materials and corrosion engineering services company for more than five years.  During his career, he has developed and managed oilfield chemical operations, corrosion consulting companies and started a publicly traded junior oil and gas company in Alberta.  Mr. Giovanetto has also been instrumental in developing business operations in Siberia, where he specialized in renovating existing oilfields, and has established several chemical manufacturing facilities in Siberia and Iran.  Mr. Giovanetto holds a B.Sc. in Metallurgical Engineering from the University of Alberta and is a member of APEGGA and other professional oil and gas organizations.

E. Keith Conrad, President, CEO and a director of Enterra indicated, “On behalf of everyone at Enterra, I welcome our new Board members.  We look forward to working together during this very promising period for our company.  Also, I would like to personally thank Bill Sliney and Scobey Hartley for their contribution to Enterra.”

Enterra Energy Trust is an oil and gas income trust based in Calgary, Alberta. Enterra’s focus is the acquisition and development of petroleum and natural gas reserves in North America. Enterra pays out a monthly distribution which is currently US$0.18.  Additional information can be obtained at the company's website at www.enterraenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

E. Keith Conrad, President and CEO

The Equity Group Inc.

(403) 539-4306

Linda Latman (212) 836-9609

John Kalman, CFO

Lena Cati (212) 836-9611

www.enterraenergy.com

www.theequitygroup.com

(877) 263-0262